FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank (SABB), a 40 per cent indirectly held associate of HSBC Holdings plc.

13 April 2010

THE SAUDI BRITISH BANK
FIRST QUARTER 2010 RESULTS

·
Net profit of SAR621 million (US$166 million) for the quarter ended 31 March 2010 - a reduction of SAR139 million (US$37 million), or 18.3 per cent, compared with SAR760 million (US$203 million) for the same period in 2009.

·
Operating income of SAR1,205 million (US$321 million) for the quarter ended 31 March 2010 - a reduction of SAR81 million (US$22 million), or 6.3 per cent, compared with SAR1,286 million (US$343 million) for the same period in 2009.

·
Customer deposits of SAR90.0 billion (US$24 billion) at 31 March 2010 - a reduction of SAR6.6 billion (US$1.8 billion), or 6.8 per cent, compared with SAR96.6 billion (US$25.8 billion) at 31 March 2009.

·
Loans and advances to customers of SAR75.7 billion (US$20.2 billion) at 31 March 2010 - a reduction of SAR3.6 billion (US$1.0 billion), or 4.5 per cent, from SAR79.3 billion (US$21.2 billion) at 31 March 2009.

·
The bank's investment portfolio totalled SAR22.4 billion (US$6.0 billion) at 31 March 2010, a decrease of 13.5 per cent compared with SAR25.9 billion (US$6.9 billion) at 31 March 2009.

·
Total assets were at SAR120.5 billion (US$32.1 billion) at 31 March 2010, compared with SAR132.6 billion (US$35.4 billion) at 31 March 2009, a reduction of 9.1 per cent or SAR12.1 billion (US$3.3 billion).

·
Earnings per share of SAR0.83 (US$0.22) for the quarter ended 31 March 2010 - a reduction of 17.8 per cent from SAR1.01 (US$0.27) for the same period in 2009
.

Commentary
The Saudi British Bank (SABB) recorded a net profit of SAR621 million (US$166 million) for the quarter ended 31 March 2010. Net special commission income decreased by SAR111 million (US$30 million), or 12.6 per cent, compared with the same period in 2009, reflecting a contraction in average asset balances.

Sheikh Khaled Olayan, Chairman of SABB, said: "I am pleased to report we continue to diversify our income streams, whilst remaining vigilant about cost growth. SABB continues to take a prudent view of provisioning, whilst remaining focussed on improving our service propositions to our customers through our investment in SABB's infrastructure and affiliates. We are committed to supporting our customers and seeking new opportunities for business growth.

"
We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at
ibrahimabomouti@sabb.com

Investor Relations enquiries to Alex MacDonald-Vitale on +966 (1) 276 4165 or at
InvestorRelations@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  13 April, 2010